ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 26, 2017

VIA EDGAR

Sumeera Younis, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Series Trust (the “Trust”)

Registration Statement on Form N-1A (File Nos. 333-214851 and 811-23216)

Dear Ms. Younis:

On behalf of FS Multi-Strategy Alternatives Fund (the “Fund”), a series of the Trust, set forth below are the Trust’s responses to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Fund’s Registration Statement (the “Registration Statement”) on Form N-1A, which was filed with the SEC on April 14, 2017. We received comments regarding Amendment No. 2 by telephone on April 24, 2017. For your convenience, each of the Staff’s comments is numbered and presented in its entirety in bold, italicized text below, and each comment is followed by the Fund’s response. Capitalized terms used but not defined in this letter shall have the meanings given to them in the Registration Statement.

We also describe below the changes that the Fund has made in response to the Staff’s comments in Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, which is being filed by the Trust on the date hereof.

1. In the “Annual Fund Operating Expenses” table on page 1 of the prospectus, please disclose the contractual fee rate in the “Management Fees” line, regardless of whether the Adviser plans to waive its management fee. A waiver may be reflected in the “Expense Reductions” and “Total Annual Fund Operating Expenses after Expense Reductions” lines.

The Fund has revised the “Annual Fund Operating Expenses” table to include the contractual management fee of 1.25% in the “Management Fees” line. Corresponding changes have been made to the “Expense Reductions” and “Total Annual Fund Operating Expenses after Expense Reductions” lines.

2. The management fee waiver described in footnote 1 to the “Annual Fund Operating Expenses” table may terminate prior to one year from the effective date of the Registration Statement if the Fund raises an aggregate of $150 million in that time. Under Form N-1A, an expense limitation may only be reflected in a fee table if it will remain in effect for at least one year. Please revise the terms of the fee waiver or remove the waiver from the fee table.

Sumeera Younis, Esq.

April 26, 2017

As discussed by telephone with Ms. Younis, the Fund currently estimates that it will receive less than $150 million in gross investment proceeds in its first year. Accordingly, the Fund has not revised the referenced footnote and continues to reflect the management fee waiver in its fee table. However, the Fund represents that it if it does receive gross investment proceeds approaching $150 million within one year of its Registration Statement becoming effective, it will supplement its prospectus as promptly as practicable to reflect the termination of the Adviser’s fee waiver.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me (at 617-951-7831) or James E. Thomas (617-951-7367).

Sincerely,

/s/ Robert. M. Schmidt
Robert M. Schmidt

cc:	Stephen S. Sypherd

John M. Loder

James E. Thomas

2